Exhibit 99.7

Charleston County Sheriff’s Office Selects NICE Investigate to Digitally Transform
Law Enforcement Operations and Improve Efficiency

One of the largest law enforcement agencies in South Carolina will deploy NICE Investigate across the agency to improve investigative efficiency and justice outcomes

Hoboken, N.J., October 21, 2021 – NICE (Nasdaq: NICE) today announced that the Charleston County Sheriff's Office, one of the largest law enforcement agencies in the state of South Carolina, has selected the NICE Investigate Digital Evidence Management solution to improve agency efficiency and justice outcomes by digitally transforming how its investigators collect, analyze and share evidence. NICE Investigate will be deployed across eight investigative units and 200 deputies covering all types of investigations, including criminal investigations, violent crimes, major metro cases, special victims crimes and internet crimes against children. Patrol officers will also have access to NICE Investigate for investigating misdemeanor crimes.

Part of the cloud-based NICE Evidencentral platform, NICE Investigate offers law enforcement agencies an end-to-end, scalable CJIS-compliant cloud-based solution for digitally transforming investigations and evidence management.

“A successful completion to a victim’s case is what we ultimately strive for, but if we're missing evidence, that can impact case solvability. NICE Investigate will bring evidence to the attention of our investigators that could otherwise be missed, free them up from manual work, and provide more time to build cases,” stated Captain John Jacobik, Charleston County Sheriff's Office. “Additionally, we anticipate that NICE Investigate will greatly enhance our ability to share intelligence and collaborate with local law enforcement agencies, and streamline discovery and evidence sharing with the solicitor’s office so cases move through the court system faster.”

Jacobik concluded, “As a community-oriented Sheriff’s office, we’re excited that NICE Investigate will give citizens a portal into our agency for evidence sharing so they can take a more active role in investigations. Ultimately, we expect that all of these elements will lead to higher quality investigations and better case resolution for victims.”

“Growing numbers of law enforcement and criminal justice agencies around the world are now relying on NICE Investigate to digitally transform every aspect of how they collect, analyze and share evidence, and doing so with impressive results,” explained Chris Wooten, Executive Vice President, NICE. “We’re honored that the Charleston County Sheriff's Office, one of the largest law enforcement agencies in the state of South Carolina, has entrusted NICE with its digital transformation as well.”

Currently, Charleston County Sheriff’s Office investigators manually find and retrieve evidence from different systems, request it, or drive from place to place to pick it up, which can cause case delays. NICE Investigate searches across connected systems (RMS, CAD, interview room recording, audio recording, body-worn and in-car video) for evidence, and then automatically finds and deposits that evidence into electronic case folders. As soon as investigators log in, they’re able to immediately view all available and relevant digital evidence for their cases which reduces the potential for missing evidence.

NICE Investigate’s public portal will also provide an easy way for community members to share evidence with investigators. Citizens simply log on and click on a secure link to upload any videos, photos or tips. Members of the public and local businesses can register their video cameras through the portal, allowing investigators to request and receive video (which is automatically virus-checked and transcoded) securely and electronically.

The NICE solution will also facilitate intelligence sharing, both within the Sheriff’s Office and with municipal law enforcement partners, by enabling investigators to easily request and share evidence in order to work collaboratively on cases. Additionally, instead of relying on couriers and other manual means, investigators can now share evidence with the solicitor’s office through a fully digital process, resulting in faster discovery, case resolution, and swifter, more transparent justice.

To learn more about NICE Investigate:
•	Visit the NICE website by clicking here.
•	Email PSInfo@NICE.com for more information.

About the Charleston County Sheriff’s Office
The Charleston County Sheriff's Office is one of the largest full-service law enforcement agencies in the state of South Carolina, employing over 900 people. The Sheriff's Office serves a complex and diverse population which continues to experience steady population growth. Charleston County is South Carolina's seventh largest county geographically and its third-most populous. The Charleston County Sheriff’s Office is proud to be internationally accredited by the Commission on Accreditation for Law Enforcement Agencies, the American Corrections Association, and the National Commission on Correctional Health Care reflecting the commitment of the Sheriff's Office to continually improve the quality of law enforcement service provided to the citizens of Charleston County.

About NICE Public Safety
With over 3,000 customers and 30 years’ experience, NICE delivers end-to-end digital transformation, improved collaboration, efficiency and cost-savings to all types of public safety and criminal justice agencies, from emergency communications centers and police departments to prosecutors and courts. Our Evidencentral platform (which includes NICE Inform, NICE Investigate, NICE Justice and E-Request) features an ecosystem of integrated technologies that bring data together to improve incident response, accelerate investigations, streamline evidence sharing and disclosure, and keep communities and citizens safer

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.